SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

9 July 2002

02 JUL 19 AM 10:45

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02042722

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

SUPPL

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

dlw 7/22

On 9 July 2002, Severn Trent QUEST Limited (a wholly owned subsidiary of Severn Trent Plc permitted to subscribe for shares in the company to satisfy options granted under the Company's Sharesave scheme) subscribed for 910 Ordinary shares of 65 5/19 pence each to satisfy the exercise of options by participants in the scheme. These shares were then transferred to participants on the same day. The executive directors of Severn Trent Plc were deemed to have a technical interest in the 910 shares when Severn Trent QUEST Limited subscribed for the shares and ceased to have an interest when the shares were transferred to the participants.

www.severntrent.com